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EXHIBIT 4(c)

Letter to Rights Warrant Holders

August  , 2000

[warrant holder name]
[warrant holder address -1]
[warrant holder address -2]

Dear Warrant Holder:

    Oxboro Medical, Inc. has commenced an Incentive Warrant Offering to the holders of the Company's common stock purchase warrants issued in connection with the Company's September 1, 1999 rights offering (the "Right Warrants"). As an incentive to encourage exercise of the Rights Warrants, the Company is offering to each holder of the Rights Warrants a common stock purchase warrant (the "Incentive Warrants"). In order to receive an Incentive Warrant, you must exercise your Rights Warrant on or before September 30, 2000. There is no additional cost to you associated with the issuance of the Incentive Warrant. We will issue you an Incentive Warrant permitting you to purchase that number of shares of common stock equal to that number of shares of common stock you acquired pursuant to your exercise of your Rights Warrant on or before September 30, 2000. The per share exercise price of an Incentive Warrant is $      .

    Enclosed is a Prospectus dated August      , 2000, together with a Warrant Exercise and Ownership Representation Agreement. You are encouraged to carefully review the Prospectus. The Warrant Exercise and Ownership Representation Agreement included with the prospectus must be completed and returned with the payment required for exercise of the Rights Warrants on or before September 30, 2000. All appropriate documentation and payments must be received on or before September 30, 2000. Following this period, you may exercise your Rights Warrants until the expiration date specified on the Rights Warrant, but you will be issued no Incentive Warrants unless the Rights Warrant is exercised on or before September 30, 2000.

    Please contact Matthew E. Bellin, President, at Oxboro Medical, Inc., 13828 Lincoln Street NE, Ham Lake, Minnesota 55304 if you have questions concerning your rights to receive Incentive Warrants pursuant to this offering.

                      Very truly yours,

                      MATTHEW E. BELLIN
                      President

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Letter to Rights Warrant Holders